UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2021

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

Level 61, MLC Centre, 25 Martin Place, Sydney, New South Wales 2000, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

As previously disclosed, Naked Brand Group Limited (the “Company”) is scheduled to hold an extraordinary general meeting of its shareholders at 10:00 a.m. Australian Eastern Daylight Time on December 21, 2021 (the “EGM”), at which the Company’s shareholders will consider, among other matters, a proposal to consolidate the Company’s share capital in accordance with section 254H(1) of the Corporations Act 2002 (Cth). In the proxy materials for the EGM, the Company stated that the consolidation ratio would be between consolidating every 10 ordinary shares into 1 ordinary share and consolidating every 20 ordinary shares into 1 ordinary share, with the exact consolidation ratio to be announced prior to the EGM.

On December 13, 2021, the Company announced that the exact consolidation ratio, as fixed by the Company’s board of directors, will be consolidating every 15 ordinary shares into 1 ordinary share. Accordingly, if the resolution to consolidate the Company’s share capital is approved, every 15 outstanding ordinary shares will be converted into 1 ordinary share, with any fractional entitlement being rounded up to the nearest whole ordinary share.

The information contained in this Report on Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-226192, 333-230757, 333- 232229, 333-235801, 333-243751, 333-249490, 333-249547, 333-254245, and 333-256258) and the prospectuses included therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	December 13, 2021	NAKED BRAND GROUP LIMITED

		By:	/s/ Justin Davis-Rice
		Name:	Justin Davis-Rice
		Title:	Chief Executive Officer